Filed by Citizens Republic Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Citizens Republic Bancorp, Inc.

(Commission File No. 001-33063)

On September 13, 2012, Citizens Republic Bancorp, Inc. (“Citizens”) and FirstMerit Corporation announced that they had entered into an Agreement and Plan of Merger. In connection with this announcement, Citizens disseminated the following to its employees.

FROM: Cathy Nash

Date: September 13, 2012

To: All Staff

Subject: Citizens Announces Combination with FirstMerit

This morning we announced that, after careful consideration and a unanimous decision by our Board of Directors, Citizens has entered into an agreement to combine with FirstMerit Corporation. This transaction creates a unique, contiguous Midwest banking franchise of significant size and scale. A copy of the press release is attached.

As you may know, FirstMerit is the 42nd largest bank holding company in the U.S., with $14.6 billion in assets. Founded in 1845 and headquartered in Akron, Ohio, FirstMerit has 196 branches and 204 ATMs throughout Ohio, Western Pennsylvania and the Chicago areas. Attached is a brochure, which provides additional information regarding FirstMerit.

Our Board and management team believe that together with FirstMerit we will deliver significant value for Citizens shareholders and create a stronger bank with increased scale. For our clients, this combination offers greater convenience by doubling our branch and ATM network, which will be expanded across the upper Midwest, and will provide access to an enhanced suite of products and services. Importantly, FirstMerit and Citizens share the same core values and similar cultures, and we expect that the combined company will provide increased opportunities to many of our bankers.

The transaction is expected to close in the second quarter of 2013, after we receive approval from our shareholders and various regulatory agencies. Until that time, Citizens and FirstMerit will continue to operate as independent businesses. It remains business as usual - there will be no changes in our day-to-day operations and our corporate initiatives will continue. It is important to stay focused on providing great service to our clients.

We have attached an employee FAQ to help address some of your immediate questions. In addition, a client FAQ is attached to assist you in answering questions you may get from clients (please note that this is not for external distribution).

This morning at 9:30 AM E.T. we will be holding a joint conference call for analysts and investors. You can listen to the call by accessing the web cast link on our investor relations home page at www.citizensbanking.com or by dialing (888) 693-3477, and entering the conference code 30962389. A recording of the call will be available on our web site.

Tomorrow (Friday) morning at 8:30 AM E.T., I will introduce you to Paul Greig, Chairman, President and CEO of FirstMerit, during a brief all-employee conference call. Please plan to gather with your team and dial 877-676-3351, with the conference code 30055888, to listen to the call. The call is also being webcast and the link is available on CBnet.

Later today, links to materials and additional information about the announcement and the conference call web casts will be available on CBNet for your convenience.

We will make every effort to keep you updated on developments and progress throughout the approval and integration process. This combination is likely to attract interest from external parties and it is important that the company speak with one voice. Please direct all media inquiries to Brian Smith at 810-237-3695, and shareholders should be directed to Kristine Brenner, at 810-257-2506. If you have any additional questions, please send them to hr4u@citizensbanking.com and we will respond as soon as possible.

On behalf of the entire Citizens management team, I want to thank you all for your continued hard work – especially over the past several years – and I look forward to working with the FirstMerit team to complete this exciting transaction.

Sincerely,

Cathy Nash

Attachments:

Press Release

Employee FAQ

Client FAQ

FirstMerit Brochure

* * * * *

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FirstMerit Corporation (“FirstMerit”) and Citizens Republic Bancorp, Inc. (“Citizens”), FirstMerit will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading “Financial Documents” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.